SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.--)*

Magnus International Resources Inc.
 (Name of Issuer)

Common Stock, par value $0.001
 (Title of Class of Securities)

55972Y-10-3
 (CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 - 555 W. Hastings Street
Vancouver, British Columbia
Canada V6B 4N5
(604) 684-2550
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 30, 2006
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 2 of 9 Pages

(1)   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Excel Trust
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
        (See Instructions)                                                                                                   (b) [  ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS (See Instructions)

        PF (See Item 3)

(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        Federation of St. Kitts & Nevis, West Indies

                        (7)   SOLE VOTING POWER

                                6,666,666
 Number of    __________________________________________________________________
   Shares          (8)   SHARED VOTING POWER
Beneficially
  Owned by             0
    Each          __________________________________________________________________
Reporting        (9)   SOLE DISPOSITIVE POWER
Person With
                              6,666,666
                      __________________________________________________________________
                      (10)  SHARED DISPOSITIVE POWER

                               0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,666,666

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                                                      [  ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2%

(14)  TYPE OF REPORTING PERSON (See Instructions)

         OO

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 3 of 9 Pages

(1)   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Emerson Trust

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
        (See Instructions)                                                                                                   (b) [  ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS (See Instructions)

        PF (See Item 3)

(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        Federation of St. Kitts & Nevis, West Indies

                       (7)   SOLE VOTING POWER

                               6,666,668
 Number of    __________________________________________________________________
   Shares          (8)   SHARED VOTING POWER
Beneficially
  Owned by             0
    Each          __________________________________________________________________
 Reporting        (9)   SOLE DISPOSITIVE POWER
Person With
                              6,666,668
                     __________________________________________________________________
                      (10)  SHARED DISPOSITIVE POWER

                               0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,666,668

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                                                     [  ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2%

(14)  TYPE OF REPORTING PERSON (See Instructions)

         OO

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 4 of 9 Pages

(1)   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        IFG Trust Services Inc.
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
        (See Instructions)                                                                                                   (b) [  ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS (See Instructions)

        OO (See Item 3)

(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        Federation of St. Kitts & Nevis, West Indies

                      (7)   SOLE VOTING POWER

                              13,333,334
 Number of    __________________________________________________________________
   Shares         (8)   SHARED VOTING POWER
Beneficially
  Owned by            0
    Each          __________________________________________________________________
 Reporting       (9)   SOLE DISPOSITIVE POWER
Person With
                              13,333,334
                     __________________________________________________________________
                      (10)  SHARED DISPOSITIVE POWER

                              0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,333,334

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                                                     [  ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.4%

(14)  TYPE OF REPORTING PERSON (See Instructions)

         OO

(1)   IFG Trust Services Inc. has sole voting and dispositive power of an aggregate of 13,333,334 shares by virtue of being sole trustee of Excel Trust and Emerson Trust.

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 5 of 9 Pages

Item 1.  SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Magnus International Resources Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 550 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Item 2.  IDENTITY AND BACKGROUND

          (a) - (c)

          Excel Trust is a trust organized under the laws of the Federation of St. Kitts & Nevis, West Indies with an address for notice and delivery located at Suite 4 Temple Bldg., Main & Prince William Street, Charlestown, Federation of St. Kitts & Nevis, West Indies. The principal business of Excel Trust is that of a trust. The trustee of Excel Trust is IFG Trust Services Inc. The beneficiary of Excel Trust is Graham Taylor of Vancouver, British Columbia, Canada.

          Emerson Trust is a trust organized under the laws of the Federation of St. Kitts & Nevis, West Indies with an address for notice and delivery located at Suite 4 Temple Bldg., Main & Prince William Street, Charlestown, Federation of St. Kitts & Nevis, West Indies. The principal business of Emerson Trust is that of a trust. The trustee of Emerson Trust is IFG Trust Services Inc. The beneficiary of Emerson Trust is Graham Taylor of Vancouver, British Columbia, Canada.

          IFG Trust Services Inc. is company organized under the laws of the Federation of St. Kitts & Nevis, West Indies with an address for notice and delivery located at Suite 4 Temple Bldg., Main & Prince William Street, Charlestown, Federation of St. Kitts & Nevis, West Indies. The principal business of IFG Trust Services Inc. is that of a trust company. The name, business address, capacity in which the person serves and the principal occupation of the sole director and executive officer of IFG Trust Services Inc. is set forth below:

              Name and                                  Capacity in Which                                        Principal
       Business Address                                       Serves                                              Occupation
          Dan MacMullin                   Director, President and Secretary          Barrister & Solicitor primarily
   C/o Suite 4 Temple Bldg.                                                                employed with IFG Trust Services Inc.
   Main & Prince William St.
  Charlestown, Federation of
St. Kitts & Nevis, West Indies

          (d)

          None of Excel Trust, Emerson Trust, IFG Trust Services Inc., nor Dan MacMullin has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 6 of 9 Pages

          (e)

          Neither Excel Trust, Emerson Trust, IFG Trust Services Inc., nor Dan MacMullin has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)

          Dan MacMullin is a resident of the Federation of St. Kitts & Nevis,
West Indies.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 30, 2006, Excel Trust transferred 6,666,666 common shares of Magnus International Resources Inc. to Excel Capital Private Foundation, a beneficiary of Excel Trust, by way of distribution of trust property.

          On December 30, 2006, Emerson Trust transferred 6,666,666 common shares of Magnus International Resources Inc. to Emerson Capital Private Foundation, a beneficiary of Emerson Trust, by way of distribution of trust property.

Item 4.  PURPOSE OF TRANSACTION

          Excel Capital Private Foundation and Emerson Capital Private Foundation are currently holding the shares for investment purposes and have no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 7 of 9 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a)  Excel Trust no longer owns any shares of Common Stock of the Issuer.

          Emerson Trust no longer owns any shares of Common Stock of the Issuer.

          IFG Trust Services Inc. currently indirectly controls 13,333,334 shares of Common Stock of the Issuer by virtue of being sole member of the advisory board of Excel Capital Private Foundation (which holds 6,666,666 shares of Magnus International Resources Inc.) and of Emerson Capital Private Foundation (which holds 6,666,668 shares of Magnus International Resources Inc.), which represents approximately 34.4% of the outstanding Common Stock of the Issuer. This percentage is based on 38,791,490 shares of Common Stock issued and outstanding.

          (b)  Excel Trust no longer has any power to vote or to direct the vote or the power to dispose or direct the disposition of any shares of Common Stock.

          Emerson Trust no longer has any power to vote or to direct the vote or the power to dispose or direct the disposition of any shares of Common Stock.

          IFG Trust Services Inc. has sole voting and dispositive power of an aggregate of 13,333,334 shares by virtue of being the sole member of the advisory board of Excel Capital Private Foundation and of Emerson Capital Private Foundation.

          (c)  Except as otherwise described herein, Excel Trust, Emerson Trust and IFG Trust Services Inc. have not, to the knowledge of the reporting persons, affected any transaction in the Common Stock during the past sixty (60) days.

          (d)  Except as otherwise described herein, and to the knowledge of the reporting persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

          (e)  It is inapplicable for the purpose herein to state the date on which a party ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons.

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 8 of 9 Pages

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement dated May 26, 2008 among Excel Trust, Emerson Trust and IFG Trust Services Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2008                                                                               EXCEL TRUST

                                                                                                                By:   /s/ Dan MacMullin
                                                                                                                     Dan MacMullin, Director, IFG
                                                                                                                     Trust Services, Trusteee

Dated: May 26, 2008                                                                               EMERSON TRUST

                                                                                                                By:   /s/ Dan MacMullin
                                                                                                                     Dan MacMullin, Director, IFG
                                                                                                                     Trust Services, Trusteee

Dated: May 26, 2008                                                                                IFG TRUST SERVICES INC.

                                                                                                                 By:   /s/ Dan MacMullin
                                                                                                                      Dan MacMullin, Director

CUSIP NO.: 55972Y-10-3                                    13D                                    Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
OF THE
SECURITIES AND EXCHANGE ACT OF 1934

          Excel Trust, Emerson Trust and IFG Trust Services Inc., each hereby agrees that this Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $0.001 par value per share, of Magnus International Resources Inc. is filed jointly on behalf of such persons.

Dated: May 26, 2008                                                                               EXCEL TRUST

                                                                                                                By:   /s/ Dan MacMullin
                                                                                                                     Dan MacMullin, Director, IFG
                                                                                                                     Trust Services, Trusteee

Dated: May 26, 2008                                                                               EMERSON TRUST

                                                                                                                By:   /s/ Dan MacMullin
                                                                                                                     Dan MacMullin, Director, IFG
                                                                                                                     Trust Services, Trusteee

Dated: May 26, 2008                                                                               IFG TRUST SERVICES INC.

                                                                                                                By:   /s/ Dan MacMullin
                                                                                                                     Dan MacMullin, Director